Exhibit 99.1

Vertical Aerospace Expands Leadership Team With Key Executive Appointments

•	Mark Higson joins as Chief Operating Officer, Steve Vellacott joins as VP, Airworthiness & Head of Design Organisation, and Eric Samson named VP Programme-Hybrid
•	Strengthened leadership team will support operational, commercial, and technological advancements as Vertical accelerates towards global certification and commercialisation

London, UK & New York, USA – 3 July 2025 – Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, today announced the addition of key executives to its leadership team as the Company accelerates through its Flightpath 2030 goals.

Stuart Simpson, CEO of Vertical Aerospace, said: “These appointments further reinforce our leadership bench as we accelerate into our next phase of growth and global deployment. Mark and Steve bring decades of deep operational and engineering expertise that will be instrumental in driving the certification and commercialisation of the VX4 at scale. Eric’s focused leadership, technical insight, and deep certification experience will be invaluable as we advance our hybrid-electric VX4 strategy and expand our market potential.”

Mark Higson joins as Chief Operating Officer and is a seasoned executive with significant expertise in developing operational and commercial strategies, leading complex, global organisations through transformational change. He has over four decades of experience across international businesses, most recently serving as Chief Executive Officer of Modulaire Group, a global leader in modular services and infrastructure, where he successfully led the sale and refinancing of the business. Originally an Aerospace Engineer, Mark started his career at British Aerospace subsequently serving in senior operational leadership roles across the industrials sector, including at Wolseley UK and the Royal Mail, and as a senior advisor to McKinsey & Company and to Advent International’s portfolio companies.

Steve Vellacott joins as VP of Airworthiness & Head of Design Organisation, bringing decades of experience in structural engineering and design, including significant expertise leading electric and other complex VTOL programmes. He joins Vertical from Lilium where he was Chief Technology Officer and Head of Design, overseeing the team responsible for the design, development and certification of its eVTOL aircraft. Prior to Lilium, Steve spent over three decades at Leonardo Helicopters, holding a variety of leadership roles across its international civil and military programmes, where he worked closely with EASA around certification and compliance of the aircraft. He was elected as a Fellow of the Royal Aeronautical Society in 2018.

Eric Samson named as VP Programme-Hybrid, building on the Company’s recently announced hybrid-electric VTOL aircraft strategy. Eric is a proven aerospace leader with extensive experience in aircraft design and systems integration. Since joining Vertical in 2020, he has served as Senior Vice President of Engineering and Head of Design Organisation, leading Vertical’s Engineering and Design Organisation to design, build, test and prepare to certify the VX4 . Prior to Vertical, Eric held various technical and leadership roles, including at Jet Aviation and Gulfstream Aerospace.

The expansion of Vertical’s leadership team builds on the Company’s significant momentum and progress towards delivering a scalable, certifiable aircraft to the global market. Vertical remains on track to complete its test flight program in 2025, having recently achieved the first piloted wingborne flight of a winged eVTOL in European public airspace.

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About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical will also be launching a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow.  Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and 21E of the Exchange Act. Any express or implied statements contained in this release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated leadership changes and their impact on Vertical and its certification and commercialization efforts, the design and manufacture and the features and capabilities of the VX4 and the hybrid-electric variant, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, certification and the commercialization of the VX4 and the hybrid-electric variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the transition towards a net-zero emissions economy, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, business strategy and plans and objectives of management for future operations, our ability and plans to raise additional capital to fund our operations, our plans to mitigate the risk that we are unable to continue as a going concern, our plans for capital expenditures, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this release whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.